SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 6

                                       TO

                                      FORM
                                     N-8B-2

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                       MORGAN STANLEY SELECT EQUITY TRUST
              (AND SUBSEQUENT TRUSTS AND SIMILAR SERIES OF TRUSTS)*

                         (Name of Unit Investment Trust)

                       -----------------------------------

              Not the issuer of periodic payment plan certificates.

--------

*Formerly: MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST (AND SUBSEQUENT TRUSTS
           AND SIMILAR SERIES OF TRUSTS)

III. Organization, Personnel, and Affiliated Persons of Depositor.

Organization and Operations of Depositor.


     25A. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized, and the date of organization.

        Van Kampen Funds, Inc., a Delaware corporation, was organized on November 1, 1974.

     26A. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

------------------------------------------------------------------------------------------------------------
                   Total          Amount        Amount Of       Amount Of         Amount         Aggregate
                  Payments       Of Sales     Administ-ration  Manage-ment       Of Other      Gross Amount
                By Security        Load            Fees            Fees            Fees       Of Load, Fees,
    Year          Holders        Received        Received        Received        Received      Etc. Received
-------------------------------------------------------------------------------------------------------------



        Inapplicable.

     (b) Furnished the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company, or any affiliated person or investment adviser of such company:


     (1) The nature of such fee or participation.

        Inapplicable.

     (2) The name of the person making payment.

        Inapplicable.

     (3) The nature of the services rendered in consideration for such fee or participation.

        Inapplicable.

     (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

        Inapplicable.

     27A. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

        Van Kampen Funds Inc. is one of the nation's largest investment management companies, with more than $76 billiion in assets under management or supervision as of September 30, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. is the Depositor and the Sponsor of Van Kampen Focus Portfolios.

Officials and Affiliated Persons of Depositor.


     28A. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor:

     As at January 3, 2002


--------------------------------------------------------------------------------
       Name And Principal                Nature Of Relationship Or Affiliation
        Business Address                      With Depositor Of The Trust
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                  Ownership Of All Securities Of The Depositor

-------------------------------------------------------------------------------------------------------------------

            Securities Owned                       Securities Owned                     Securities Owned
            Of Record Which                         Of Record Which                       Beneficially
             Are Also Owned                          Are Not Owned                       Which Are Not
              Beneficially                           Beneficially                       Owned of Record

-------------------------------------------------------------------------------------------------------------------
    Title Of                          Percent                         Percent                          Percent
      Class            Amount         Of Class         Amount         Of Class         Amount          Of Class
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
        Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen
Investments Inc., which is a wholly owned subsidiary of MSAM Holdings II, Inc., which is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co.

------------------------------------------------------------------------------------------------------------------

                    Ownership Of All Securities Of The Trust

            Securities Owned                       Securities Owned                     Securities Owned
            Of Record Which                         Of Record Which                       Beneficially
             Are Also Owned                          Are Not Owned                       Which Are Not
              Beneficially                           Beneficially                       Owned of Record

-------------------------------------------------------------------------------------------------------------------
    Title Of                          Percent                         Percent                          Percent
      Class            Amount         Of Class         Amount         Of Class         Amount          Of Class
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------

           Other Companies Of Which Each Of The Persons* Named Above is Presently an Officer, Director or Partner

-----------------------------------------------------------------------------------------------------------------
     Name And Principal Business                 Nature Of Business                Nature Of Affiliation With
    Address Of Such Other Company              Of Such Other Company                   Such Other Company
-----------------------------------------------------------------------------------------------------------------


        Inapplicable.

----------

* Exclude persons whose affiliation with the depositor arises solely by virtue of stock ownership (Section 2(a)(3)(A) of the Act).

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

        The Officers of Van Kampen Funds Inc. and the Board of Directors of Van Kampen Funds Inc. are set forth in Exhibit 99 filed herewith.

Companies Owning Securities of Depositor.


     29A. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the depositor:

     As at January 3, 2002

--------------------------------------------------------------------------------
                       Name And Principal Business Address

                             Van Kampen Funds Inc.
                                1 Parkview Plaza
                     Oakbrook Terrace, Illinois 60181-5555

--------------------------------------------------------------------------------

                               Nature Of Business

        See 27A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                  Ownership Of All Securities Of The Depositor

--------------------------------------------------------------------------------


            Securities Owned                       Securities Owned                     Securities Owned
            Of Record Which                         Of Record Which                       Beneficially
             Are Also Owned                          Are Not Owned                       Which Are Not
              Beneficially                           Beneficially                       Owned of Record

-------------------------------------------------------------------------------------------------------------------
    Title Of                          Percent                         Percent                          Percent
      Class            Amount         Of Class         Amount         Of Class         Amount          Of Class
-------------------------------------------------------------------------------------------------------------------


        See 28A.

Controlling Persons.


     30A. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor. ("Control" for the purposes of this item means "Control" as defined in Section 2(a)(9) of the Act, but without reference to the presumption created therein.) (If no such other person controls the depositor, indicate "none."):

     As at January 3, 2002


------------------------------------------------------------------------------------------------------------------
          Name And Principal                     Nature Of Principal                   Brief Description Of
           Business Address                    Business Of Such Person                   Basis Of Control
------------------------------------------------------------------------------------------------------------------


        None.

Compensation of Officers and
Directors of Depositor.


                     Compensation of Officers of Depositor.

     31A. Furnish the following information with respect to the remuneration for services* paid by the depositor during

----------

* The term "remuneration for services" includes: (1) salaries, fees, commissions and all other forms of direct compensation paid to the person in question individually by the depositor for all services rendered with respect to the trust, and (2) indirect compensation paid by an underwriter or investment adviser of the trust (other than the depositor) or by a subsidiary of the depositor in connection with services rendered with respect to the trust. Indirect compensation also includes brokerage commissions, other agency commissions, investment advisory fees, legal the last fiscal year covered by financial statements filed herewith:

     (a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

-----------------------------------------------------------------------------------------------------------------
               Name Of                       Capacity In Which Received                    Amount Of
                Person                         And Nature Of Services                  Remuneration Paid
-----------------------------------------------------------------------------------------------------------------


        Inapplicable.

     (b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

        Inapplicable.

     (c) Indirectly or through subsidiaries to each of the officers or partners of the depositor:

----------------------------------------------------------------------------------------------------------------
                                                                                         Relationship Of Person
           Name Of                  Relationship Of             Name Of Company           To Company Receiving
           Person                 Person to Depositor        Receiving Remuneration           Remuneration
----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
                                                    Name Of Each                      Amount Paid By Each
          Nature Of Services                       Paying Company                         Such Company
-----------------------------------------------------------------------------------------------------------------


        Inapplicable.

----------

Footnote continued from previous page.


     fees and similar remuneration paid (before deducting expenses of rendering such services) to any partnership of which the person in question is a member or to any other company in which such person has an interest of five percent or more, but it is not necessary to make any allocation of the individual's proportionate interest in such indirect compensation. The term "remuneration for services" does not include fees for acting as transfer agent, registrar, paying agent, or similar services ordinarily performed by a bank or trust company, nor does it include payments for rent or services incident to a lessor-lessee relationship or similar payments.

     Compensation of Directors.

     32A. Furnish the following information with respect to the remuneration for services,* exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) The aggregate direct remuneration to directors;

        Inapplicable.

     (b) Indirectly or through subsidiaries to directors:

----------------------------------------------------------------------------------------------------------------
                                                                                         Relationship Of Person
           Name Of                  Relationship Of             Name Of Company           To Company Receiving
           Person                 Person to Depositor        Receiving Remuneration           Remuneration
----------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------

                                                    Name Of Each                      Amount Paid By Each
          Nature Of Services                       Paying Company                         Such Company
-----------------------------------------------------------------------------------------------------------------


        Inapplicable.

Compensation to Employees.


     33A. (a) Furnish the following information with respect to the aggregate amount of remuneration for services3 of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries:

----------------------------------------------------------------------------------------------------------------
                                   Capacity In Which              Name Of Each                  Amount Of
           Name Of                    Remuneration               Company Paying           Remuneration Paid By
           Person                     Was Received                Remuneration              Each Such Company
----------------------------------------------------------------------------------------------------------------


        Inapplicable.

----------

*    See footnote to Item 31.

     (b) Furnish the following information with respect to the remuneration for services (1) paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales managers, branch managers, district managers, and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers, and other persons making solicitations but not in a supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work:

-----------------------------------------------------------------------------------------------------------------
           Class Of Persons                            Number                        Aggregate Remuneration
-----------------------------------------------------------------------------------------------------------------


        Inapplicable.

Compensation to Other Persons.


     34A. Furnish the following information with respect to the aggregate amount of compensation for services4 paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries:

----------------------------------------------------------------------------------------------------------------
                                   Capacity In Which              Name Of Each                  Amount Of
           Name Of                    Remuneration               Company Paying           Compensation Paid By
           Person                     Was Received                Compensation              Each Such Company
----------------------------------------------------------------------------------------------------------------


        Inapplicable.

----------

*    See footnote to Item 31.

                                    SIGNATURE


     Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the registrant has caused this Amendment to the Registration Statement to be duly signed on behalf of the registrant in The City of New York and State of New York on the 3rd day of January, 2002.

                               MORGAN STANLEY SELECT EQUITY TRUST
                               (AND SUBSEQUENT TRUSTS AND SIMILAR
                               SERIES OF TRUSTS)
                                        (Registrant)

                               By:  MORGAN STANLEY DW INC.
                                        (Depositor)


                               By: /s/Thomas Hines
                                   Thomas Hines
                                   First Vice President

                                 Exhibit Index
                                       To
                                 Amendment No. 6
                                       To
                                  Form N-8B-2
                Registration Statement of Unit Investment Trusts

Exhibit No.                             Title of Document

*EX-3(i)                                Certificate of Incorporation of Van
                                        Kampen Funds Inc.

*EX-3(ii)                               By-Laws of Van Kampen Funds Inc.

*EX-99 List of Officers of Van Kampen Funds Inc. and list of Board of Directors of Van Kampen Funds Inc.

*EX-99.A11                              Code of Ethics adopted by Van Kampen
                                        Funds Inc.

----------------------------------------

*    Filed herewith.